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                                                                       EXHIBIT 3

[MAXSERV LOGO]                                                      NEWS RELEASE
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Contact                                                    For Immediate Release
SPECIAL COMMITTEE                                               January 29, 1997
Board of Directors of MaxServ, Inc.
c/o Paul & Turner, Inc.
15303 Dallas Parkway, Suite 960, LB-63
Dallas, Texas 75248-4650
Attention: Nat P. Turner, Chairman
Tel: 972-702-7520
Fax: 972-702-7521

         SPECIAL COMMITTEE OF MAXSERV, INC. REJECTS SEARS' $7.00 OFFER
                  AS INADEQUATE; REMAINS WILLING TO NEGOTIATE

          Dallas, Texas, Jan 29 -- The Special Committee of the Board of Directors of MaxServ, Inc. (Nasdaq Small Cap: MXSV) believes that a public response to the recent Schedule 13D amendment by Sears, Roebuck and Co., indicating Sears' withdrawal of a proposal to offer $7.00 per share for the shares of MaxServ it does not currently own, is appropriate.

          The Special Committee, established at the request of Sears to negotiate a transaction with Sears at a mutually acceptable price, unanimously rejected Sears' proposal to offer $7.00 per share as "inadequate." This decision was made after deliberations with the Special Committee's financial advisor, Broadview Associates, and its legal counsel and was predicated upon the Special Committee's assessment of the long-term strategic value of MaxServ, the current values represented by comparable public teleservice companies, comparable transactions involving teleservice businesses, and a discounted cash flow analysis of MaxServ management's long-term financial forecasts. The Special Committee noted, among other unique assets, MaxServ's new generation of proprietary call taking software which is well along in development.

          Prior to the filing of the amended Schedule 13D, Sears was advised that a proposal in the range of $8.00 to $10.00 per share would be supported by the Special Committee. Subsequent to Sears' recent filing, the Special Committee further narrowed its range of acceptable values to between $8.00 and $9.00 per share.

          Based upon preliminary inquiries received by Broadview, the Special Committee believes that the sale of 100% of MaxServ to a third party in a transaction voluntarily supported by Sears might command a significantly higher valuation. Sears has repeatedly indicated, however, that it has no interest in selling its interest in MaxServ, although it reserved the right to do so in its amended Schedule 13D.

          The Special Committee is committed to working with Sears to maximize MaxServ's shareholders' value either as an independent public company, in an acquisition by Sears, or in an acquisition by a third party with Sears' support.